

06009852

[S]TATES
[EX]CHANGE COMMISSION
[,]D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43852

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** AND ENDING **12/31/04**.
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

AUG 0 4 2006

NAME OF BROKER-DEALER: **SMBC Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

277 Park Avenue

(No. and Street)

New York	**New York**	**10172**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenichi Morooka, President　　　　　　　　　　　　　　　　　　　　　**(212) 224-5010**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP

(Name – *if individual, state, last, first, middle name*)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ **Certified Public Accountant**
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 20 2006

FOR OFFICIAL USE ONLY

THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kenichi Morooka**, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of **SMBC Securities, Inc.**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President

_____
Title

JERRY H. WECHSLER
Notary Public, State of New York
No. 01WE6046972
Qualified in Kings County
Commission Expires August 21, 20 _06_

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
SMBC Securities, Inc.:

We have audited the accompanying statements of financial condition of SMBC Securities, Inc. (the Company) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMBC Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 11, 2005

SMBC SECURITIES, INC.

Statements of Financial Condition

December 31, 2004 and 2003

Assets		2004	2003
Cash and cash equivalents	$	617,927	4,701,182
Securities purchased under agreements to resell		166,535,180	134,670,960
Securities owned, at market value		2,199,745	3,594,059
Receivable from brokers, dealers, and clearing organization		610,341	256,819
Receivable from customers		724,689	675,811
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $2,142,001 and $2,115,530 in 2004 and 2003, respectively		190,178	202,062
Deferred tax assets		433,061	446,292
Other assets		195,229	1,146,629
Total assets	$	171,506,350	145,693,814

Liabilities and Stockholders' Equity

		2004	2003
Liabilities:			
Securities sold under agreements to repurchase	$	100,018,083	70,977,783
Payable to brokers, dealers, and clearing organization		—	472,979
Accounts payable, accrued expenses, and other liabilities		2,551,661	2,508,798
		102,569,744	73,959,560
Subordinated liabilities		25,000,000	25,000,000
Total liabilities		127,569,744	98,959,560
Commitments and contingencies			
Stockholders' equity:			
Common stock		100	100
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 5 shares			
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 995 shares			
Additional paid-in capital		39,999,900	39,999,900
Retained earnings		3,936,606	6,734,254
Total stockholders' equity		43,936,606	46,734,254
Total liabilities and stockholders' equity	$	171,506,350	145,693,814

See accompanying notes to financial statements.